August 24, 2007

Robert Babula U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E Washington , D.C. 20549-0404

Re:	Response to Comment Letter dated July 26, 2007 regarding Sonic Automotive, Inc. Form 10-K for the year ended December 31, 2006 (File No. 1-13395) (the “Comment Letter”)

Dear Mr. Babula:

This confirms your discussion with Greg Young of Sonic Automotive, Inc. that Sonic intends to file its response to the Comment Letter on or before Tuesday, September 4, 2007. Please feel free to call me with any questions.

Yours truly,

MOORE & VAN ALLEN PLLC

/s/ Thomas H. O’Donnell, Jr.
Thomas H. O’Donnell, Jr.

Cc:	David Cosper

Stephen K. Coss, Esq.